SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2022

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer

INVESTOR DAY

ambev 2022

São Paulo, Brazil | Broadcast & Present Event | April 12th & 13th

This presentation was prepared by Ambev S.A. ("Ambev" or "Company") for the exclusive use in Investor's Day 2022 event. This presentation was prepared for informational purposes only and should not be considered as a solicitation or offer to buy or sell any securities of the Company, or as advice or recommendation of any nature. This presentation is not intended to be comprehensive, or to contain all the information that Ambev's shareholders might need. No decisions on investment, disposal or any other financial decisions or actions shall be made solely on the basis of the information contained herein. Statements contained in this presentation may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, Company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this presentation that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.



Andre Mello

FINANCE MANAGER

3,5 years in Ambev

Previous Experiences

Logistics Manager
Procurement Manager

LOGISTICS ECOSSYSTEM

Strong hardware and software integration



Hard Assets
HARDWARE
ambev
SOFTWARE
Process/Technology

OUR HARDWARE

Reaching 95% of Brazilian territory

29
breweries

157
wholesalers

111
DDCs

+1Mn
POCs



+2.000
1st tier
outbound trucks

+8.000
last mile vehicles

+5.300
cities covered
95% TT BR

SOFTWARE

Integrated E2E supply chain


CMS
TMS
NASA
BSC / CONTROL TOWER
E GATES
WMS
ppms
beway
WMS
CERVEJARIA
2. BREWERIES
ontime
o9
CDD
3. DISTRIBUTION
E GATES
FORNECEDORES
1. SUPPLIER
PONTO DE VENDA
PONTO DE VENDA
FARMÁCIA
4. CUSTOMERS & CONSUMERS

SOFTWARE

Integrated E2E supply chain


DATA LAKE


Productivity
Autonomous Systems
Chasm
Where we are
Prescriptive Analytics
Machine Learning
Optimized Actions
BIs / Standard data and reports
What will happen?
What/why happended?
Maturity of Analytics Capabilities

Our digital products allowing us to react faster through our E2E supply chain

OUR PLATFORMS

Customer and consumer centric

Zé
DELIVERY
DE BEBIDAS

BEES


ONE TO MANY
RELATIONSHIP
BRAHMA

ONE TO ONE RELATIONSHIP


BEES
Zé

AMBIDEXTROUS COMPANY

Reaching both customers and consumers

Number of buyers and orders increased...

	DTC	B2B
BUYERS	4.9 Mn	1Mn
ORDERS	~240k/day	~80k/day



HARDWARE
FOOTPRINT
DTC
B2B
SOFTWARE
TECHNOLOGY

AMBIDEXTROUS COMPANY

Reaching both customers and consumers

CHANNEL INTEGRATION

Zé Company orders' heatmap
SP Case – Community POCs




B2B's peak shift
DTC's peak shift
6h
12h
18h
24h

BEES orders' heatmap
SP Case - DDCs



AMBIDEXTROUS LOGISTICS

We arrive in customers and consumers

Zé Company
SP Case – C





Parque Cidade
de Toro
JAGUARÉ
YARA
Villa Lobos
O PEQUENO
BUTANTÃ
Hospital Municipal
e Maternidade Prof...
Estádio Cícero
Pompeu de Tole
CANGAIBA
VILA MATIL
ARRAO
VILA FORMOSA
São Caetano
do Sul

s' heatmap
- DDCs



AMBIDEXTROUS LOGISTICS

We needed to be closer to the demand


Santana
Lapa
Brás
Tatuapé
Vila Madalena
Vila Mariana
JK
DDC Osasco
3rd tier units


OPTIMIZED MODALS
Serving the consumer with the right asset
IDLE CAPACITY
IDLE CAPACITY
DDC
UDC
TRUCKS (OLD SETUP)
ORDER PROFILE (# BOXES)
All
AVG. OCCUPATION
73%
DELIVERIES/ DAY
17
DELIVERY CREW
2
TRUCKS (NEW SETUP)
ORDER PROFILE (# BOXES)
>6
AVG. OCCUPATION
90%
DELIVERIES/ DAY
10
DELIVERY CREW
2
VANS (NEW MODALS)
ORDER PROFILE (# BOXES)
<6
AVG. OCCUPATION
98%
DELIVERIES/ DAY
30
DELIVERY CREW
1

3RD TIER FOOTPRINT

Our hardware supporting the strategy



85
3RD TIER UNITS
14 UDCs + 71 Dark Stores

37%
DELIVERIES
In cities with 3rd tier operation

+400
VANS

+40K
MOTORCYCLES
Including Community POCs

LAST MILE COST EFFICIENCY*

10%
* Community POCs vs 3rd tier unit

20%
* Costs of orders < 6 boxes compared to trucks

How the FUTURE looks like

PLATFORM

HARDWARE



SOFTWARE


DATA LAKE

Generating VALUE Through the platform


+ CUSTOMERS AND CONSUMERS ON THE PLATFORM
+ DELIVERY DENSITY ON AREAS
+ CAPILARITY (HARDWARE AND SOFTWARE)
+ FLEXIBILITY, AGILITY AND EFFICIENCY
+ LOGISTICS SERVICES
+ CONVENIENCE AND SERVICE LEVEL
nexway